Exhibit 4.2

RULES OF THE

BT GROUP PLC US EMPLOYEE STOCK PURCHASE PLAN

Authorised by shareholders on 16 July 2020

Adopted by the Remuneration Committee on 28 July 2020

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

The words and expressions used in the Rules which have initial capital letters have the meanings set out in Appendix 1.

1.2	Interpretation

The headings in the Rules are for convenience and should be ignored when construing the Rules. Unless the context otherwise requires, words in the singular include the plural and vice versa and words implying either gender include both genders.

Reference in the Rules to any statutory provisions are to those provisions as amended or re-enacted from time to time, and include any regulations or other subordinate legislation made under them.

2.	PURPOSE OF THE PLAN

The purpose of the Plan is to provide employees of the Participating Companies with an opportunity to purchase Shares. The Plan is intended to qualify as an Employee Stock Purchase Plan. The Rules will, accordingly, be construed so as to extend and limit participation in the Plan a manner consistent with Section 423.

Participation in the Plan will provide eligible employees of the Participating Companies who wish to acquire an interest in the Parent with a method of doing so which is both convenient and on a basis more favourable than would otherwise be available. It is believed that employee participation in ownership of the Parent on this basis will be to the mutual benefit of the employees, the Parent and the Participating Companies.

3.	ELIGIBLE EMPLOYEES

Except as otherwise provided in this Rule 3, any employee who is employed by an Employing Corporation is eligible to participate in the Plan. An eligible employee will commence participation in the Plan on the first trading day of the calendar quarter next following the date on which the employee provides a payroll deduction authorisation form in accordance with Rule 5 or, if the employee does so on the first trading day of a calendar quarter, on that day.

Upon re-employment, a former Participant whose employment with a Participating Company was terminated will become eligible to participate in the Plan as if the former Participant were employed by a Participating Company for the first time.

The term “employee” will not include a non-employee member of the board of directors of an Employing Corporation.

The Parent may establish minimum service or other eligibility requirements for an Offer consistent with Section 423(b)(4) of the Code. Any exclusions established with respect to a particular Offer must be applied to all employees of every Employing Corporation whose employees are granted options under that Offer; provided, however, that the terms of different Offers may provide for different exclusions as permitted by Section 423 of the Code.

4.	ELIGIBLE COMPENSATION

Compensation eligible for payroll deductions will be base salary and commissions (if any) paid in each payroll period. Eligible compensation does not include overtime, bonuses, severance pay, incentive pay, shift premium differentials, pay in lieu of vacation, imputed income for income tax purposes, patent and award fees, awards and prizes, back pay awards, reimbursement of expenses and living allowances, educational allowances, expense allowances, disability benefits under any insurance program, fringe benefits, deferred compensation, compensation under the Parent’s stock plans, amounts paid for services as an independent contractor, or any other compensation excluded in the discretion of the Parent.

Compensation eligible for payroll deductions will be determined before giving effect to any salary reduction agreement pursuant to a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code or to any similar reduction agreement pursuant to any cafeteria plan (within the meaning of Section 125 of the Code) and, as determined in the discretion of the Parent, any other salary reduction agreement such as pursuant to a dependent care plan (within the meaning of Section 129 of the Code) or a qualified transportation fringe plan (within the meaning of Section 132(f) of the Code).

5.	OFFERS UNDER THE PLAN

The Parent may make one or more Offers under the Plan on any date within 42 days after the date on which it releases to the public its quarterly, semi-annual or annual results for any financial period or on any other date, if the Parent determines that exceptional circumstances exist which justify making an Offer.

If the Parent cannot make an Offer because of restrictions imposed by statute, order, regulation or government directive, or by any code adopted by the Parent based on the London Stock Exchange’s model code for securities transactions by directors of listed companies, the Parent may make an Offer within 42 days after the lifting of such restrictions.

No Option granted pursuant to an Offer will have a term of more than twenty-seven (27) months measured from the Date of Grant of the Option.

Offers may be consecutive or may overlap. The terms of each Offer need not be identical. Separate Offers may be established for different Employing Corporations.

6.	PARTICIPATION IN THE PLAN

To participate in an Offer, an eligible employee must sign and forward to the Employing Corporation a duly completed payroll deduction authorization form authorizing regular payroll deductions, which may not exceed the Maximum Percentage, to be applied toward the acquisition of Shares pursuant to the Offer.

Participants can submit a new payroll deduction authorization form at any time to amend the percentage of their eligible compensation to be deducted, provided that the Maximum Percentage is not exceeded. Any change to the percentage of a participant’s payroll deduction will take effect from the next practicable calendar quarter.

Subject to the limitations set out in the Plan, on the Effective Date of an Offer, each then eligible employee will be granted an Option to acquire, through payroll deductions, as many Shares as the employee may acquire with up to the Maximum Percentage of the eligible compensation to be received by the employee during the term of the Offer. Every eligible employee who does not complete a payroll deduction authorization form in accordance with Rule 5 during the initial enrolment period applicable to that Offer will be deemed not to have accepted the Option, and the Option will lapse at the end of the initial enrolment period.

On the first Trading Day of the calendar quarter following submission of an employee’s payroll deduction authorisation form in accordance with Rule 5, each Late Joiner will be granted an Option to acquire, through payroll deductions, as many Shares as the employee may acquire with up to the Maximum Percentage of eligible compensation to be received by the employee during the remainder of the term of the Offer.

Each Participant in an Offer will agree to provide written notification to the Employing Corporation at its principal office of any disposition of Shares acquired under the Plan before the expiry of the holding periods set out in Section 423(a) of the Code. Each Participant granted an Option as part of the same Offer under the Plan (whether or not employed by the same Employing Corporation) will have the same rights and privileges under the Plan, except that the number of Shares each Participant may acquire will depend upon the Participant’s eligible compensation and the percentage payroll deduction the Participant authorizes.

7.	PLAN LIMITS

(a)	Subject to Rule 7(d) below the number of Shares which may be allocated under the Plan on any day will not exceed:

(i)

10 per cent of the ordinary share capital of the Parent in issue immediately before that day, when added to the total number of Shares which have been allocated in the previous 10 years under the Plan and any other Employees’ Share Plan operated or adopted by the Parent; and

(ii)

5 per cent of the ordinary share capital of the Parent in issue immediately prior to that day, when added to the total number of Shares which have been allocated in the previous five years under the Plan and any other Discretionary Share Plan operated or adopted by the Parent.

For the purpose of this Rule 7(a), “allocate” means in relation to any share option plan, placing unissued Shares or treasury Shares under option and, in relation to other types of employee share plans, the issue and allotment of Shares or transfer of treasury Shares.

(b)	Where the right to acquire Shares was released or lapsed without being exercised or deemed to be exercised, the Shares concerned will be ignored when calculating the limits in Rule 7(a) above.

(c)

Where treasury Shares transferred or Shares issued under the Plan are to be taken into account for the purposes of the limit in Rule 7(a) above and a Variation of the equity share capital of the Parent has taken place between the date of transfer or issue of any such Shares and the date on which the limit is to be calculated, the number of such Shares which will be taken into account for the purposes of the limit will be adjusted in the manner the Parent considers appropriate to take account of the Variation.

(d)

Notwithstanding Rules 7(a), (b) and (c) above, the maximum number of Shares that may be acquired under the Plan may not exceed [20] million [plus that number of Shares that were authorized but unissued under the BT Group plc (Qualified) Plan as of the date of shareholder approval of this Plan].

8.	INDIVIDUAL LIMITS

Except to the extent that a lesser number of Shares is established by the Parent in advance of any Offer, the maximum number of Shares which an employee will be permitted to acquire pursuant to any one Offer will be that number of Shares determined by multiplying:

(a)	the amount of the employee’s monthly eligible compensation on the Date of Grant of an Option pursuant to that Offer; by

(b)

the number of months from the Date of Grant to the end of the term of the Offer and by dividing the product of that multiplication by the Fair Market Value of a Share on the Date of Grant. When the participation limit is reached, payroll deductions will cease, and any amount of excess funds as of the date that the participation limit has been reached will be returned to the employee.

Notwithstanding anything to the contrary in the Rules, no employee will be permitted to acquire any Shares under the Plan if the employee, immediately after the acquisition, owns or would own Shares or other shares (including all Shares which may be acquired under outstanding options under the Plan) possessing 5% or more of the total combined voting power or value of all classes of shares of capital stock of the Employing Corporation or of its parent or subsidiary corporation (as those terms are defined in Section 424 of the Code). For the purposes of the foregoing limit, the rules of Section 424(d) (relating to attribution of stock ownership) of the Code will apply in determining share ownership, and shares which an employee may acquire under outstanding options will be treated as shares owned by the employee.

If, pursuant to the Plan, an employee would be granted an Option that violates Section 423(b)(8) of the Code, the Option will not be granted and the employee will instead be granted an option to acquire Shares which permits the employee’s rights to acquire Shares or other shares under all stock purchase plans of the Employing Corporation and its parent and subsidiary corporations (as such terms are defined in Section 424 of the Code) to accrue at a rate which does not exceed $25,000 of the Fair Market Value of such Shares (determined at the time the right to acquire is granted) for each calendar year in which the Option is outstanding at any time.

9.	OPTION PRICE

The Option Price of an Option will be 85% of the Fair Market Value of a Share on the last Trading Day of the relevant Option Period for each Offer.

10.	DEDUCTION OF PAY AND EXERCISE OF OPTIONS

(a)

Subject to Rule 10(b) below, each Participant will have the amount of their authorized deduction deducted from their pay at the end of each payroll period. The deducted amount will be held for the credit of the Participant by their Employing Corporation as part of its general funds and may, at the sole discretion of the Parent, accrue interest. Subject to Rule 10(b) below, on the last Trading Day of Option Period for the Offer during the term of the Offer a Participant will be deemed to have exercised the Participant’s option to acquire, at the Option Price, the number of Shares which may be acquired with the amount deducted from the Participant’s compensation during that Option Period. During a Participant’s lifetime, the Participant’s options will be exercisable only by the Participant. The Custodian will purchase or subscribe at the applicable Option Price, as many Shares as may be acquired with the funds received from each Participant for that Option Period. On receipt of the Shares so acquired, the Custodian will allocate to the account of, and hold for, each Participant the number of Shares to which that Participant is entitled.

(b)

The Parent may, at its discretion, at any time during the term of an Offer suspend for any period that it determines to be appropriate (the Suspension Period) both the deduction of any amounts from Participants’ pay and the exercise of Participants’ Options under Rule 10(a) above, so that no deductions from Participants’ pay and no Options will be exercised during the Suspension Period. Participants will be advised, in the form the Parent determines, of the operation of a Suspension Period and the period for which the Suspension Period will apply.

(c)

Subject to limitations imposed and rules adopted by the Parent from time to time, a certificate representing the number of whole Shares to which a participant is entitled will be issued to the Participant on written request. Unless otherwise permitted by the Parent and requested by the Participant, Shares acquired under the Plan will be held by and in the name of, or in the name of a nominee of, the Custodian, for the benefit of each Participant, who will from that time be a beneficial stockholder of the Parent. A Participant’s rights as a stockholder of record of the Parent begin when a certificate, evidencing the Shares registered in the Participant’s name, is issued. The Parent may, in its sole discretion, cause to be made, as a condition precedent to any acquisition of Shares under the Plan, appropriate arrangements with the Participant for the withholding of any applicable federal, state, local or foreign withholding or other taxes.

11.	ADMINISTRATION OF THE PLAN

The Parent may designate the Board as responsible for the administration of the Plan, or a committee of the Board consisting of one or more individuals, or one or more designated individuals, to whom the Board has delegated its authority to administer the Plan in accordance with the Parent’s Articles of Association and may, in its sole discretion, make different designations for different purposes.

Subject to this Rule 11, the Parent may, in its sole discretion, prescribe rules and regulations from time to time for the administration of the Plan and may make decisions relating to questions which may arise with respect to its interpretation or application, or remedy any ambiguity or inconsistency in the Rules. Any interpretation, determination (including, without limitation, a determination of fact) or other action made or taken by the Parent will be final and binding.

The Parent may determine the terms and conditions of Offers under the Plan.

12.	AMENDMENT OF THE PLAN

The Parent may modify, amend, or terminate the Plan at any time, provided that the Parent may not make any alterations which would materially and adversely affect an Option previously granted without the consent of the affected Participant.

The Parent may not, without the prior approval of shareholders in a general meeting, make amendments or modifications that would:

(a)	reduce the applicable Option Price per Share;

(b)	require shareholder approval under Section 423 of the Code or any applicable stock exchange listing requirements;

(c)	increase the maximum number of Shares which may be acquired under the Plan either in the aggregate or by an individual employee; or

(d)

be to the advantage of participants and affect the provisions (if any) relating to: (i) the persons to whom, or for whom, securities, cash or other benefits are provided under the Plan; or (ii) the basis for determining an employee’s entitlement to, and the terms of, securities, cash or other benefits to be provided and for the adjustment thereof (if any) in the event of a Variation, provided that, except for clause (b) above, this Rule will not prevent minor amendments to benefit the administration of the Plan, to take account of any change in applicable law or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants, the Parent or any Participating Company.

The Parent may establish further schemes or plans based on the Plan but modified to take account of local tax, exchange control or securities laws in territories other than the United States of America, provided that:

(i)	any Shares made available under such further schemes or plans are treated as counting against any limits on individual or overall participation in the Plan; and

(ii)	any such scheme or plan is not inconsistent with the requirements of Section 423 of the Code.

13.	WITHDRAWAL FROM PARTICIPATION (RECOMMENCEMENT OF PARTICIPATION)

A participant may, at any time and for any reason, by giving written notice to the Parent or its designee, elect to withdraw from any further participation in an Offer. Subject to limitations imposed and rules adopted by the Parent from time to time, the Participant withdrawing will, as soon as practicable, receive a certificate representing any Shares credited to the Participant’s account as of the date of withdrawal and a check for any funds credited to the Participant’s account and not applied toward the acquisition of Shares as of that date. During the remainder of the term of any Offer, but only once, an eligible employee may recommence participation in that Offer by executing and delivering to the Employing Corporation a new payroll deduction authorization form. Recommencement will begin in accordance with Rules 3 and 6 as if the eligible employee was commencing participation in the Plan for the first time.

14.	RIGHTS NOT TRANSFERABLE

Except for transfers by will or under the laws of descent and distribution, no employee can sell, assign, transfer, pledge or otherwise dispose of or encumber either the employee’s right to participate in the Plan or the employee’s interest in the Shares held by the Custodian, and such right and interest will not be liable for or subject to the debts, contracts or liabilities of the employee. If any action is taken by an employee contrary to the provisions of this Rule 14, or any claim asserted by another party in respect of such right and interest, that action or claim will be treated as notice of withdrawal, and, except as may otherwise be required by law, the provisions of Rule 13 will apply.

15.	TERMINATION OF EMPLOYMENT

If a Participant ceases employment for any reason, no further payroll deductions will be made from any compensation then due and owing to the Participant at the date of cessation, and, if the Participant (or, if the Participant dies, the Participant’s personal representatives)

requests, subject to limitations imposed and rules adopted by the Parent from time to time, a certificate representing the number of Shares then credited to the Participant’s account, and a check for any excess funds contributed as of that date (and not eligible for the acquisition of Shares) will be issued and delivered to the Participant (or the Participant’s personal representatives).

Nothing in the Plan will confer any greater employment rights to any employee of any Participating Company, and each Employing Corporation hereby reserves the right to terminate any employee’s employment with or without notice or cause.

16.	REORGANIZATION

In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offering of rights or any other change in the structure of the equity share capital of the Parent, the Parent may make any adjustments (including retrospective adjustments) it deems appropriate, in its sole discretion, in the number, kind and price of Shares available for acquisition under the Plan, and in the minimum and maximum number of Shares which a Participant is entitled to acquire.

17.	APPROVAL OF SHAREHOLDERS

The Plan was adopted by the Board on [●] 2020, and approved by an ordinary resolution of the shareholders, in accordance with the requirements of Section 423(b)(2) of the Code.

18.	TERMINATION OF THE PLAN

The Plan and all rights of Participants will terminate on the earliest of the:

(a)	date on which Participants have exercised Options to acquire the maximum number of Shares that may be acquired under the Plan pursuant to Rule 7(d);

(b)	date on which the Parent terminates the Plan; or

(c)	expiry of the Plan Period.

On termination of the Plan, all payroll deductions will cease and all amounts credited to Participants’ accounts will be equitably applied to the acquisition of the Shares then available under the Plan and all funds accumulated under the Plan not applied to acquire Shares will be refunded to the applicable Participants.

19.	REQUIRED APPROVALS; RESTRICTIONS

The Plan, and all Options granted under it and other rights inherent in the Plan, are subject to receipt by the Parent of all necessary approvals or consents of governmental agencies which the Parent, in its sole discretion, deems necessary or advisable. Subject to Rule 11, all Options granted under the Plan and all other rights inherent in the Plan are subject to any termination and/or modification required or advisable to obtain or maintain any approval or consent or which, as a result of consequences attaching to any approval or consent, may be required or advisable in the judgment of the Parent to avoid adverse impact on the Parent’s and the Participating Companies overall wage and salary policy.

The Plan, grant and exercise of Options under the Plan, and the obligation to sell and deliver Shares on the exercise of Options, will be subject to all applicable federal and state laws, rules, and regulations and to any approvals required by any government or regulatory agency. Shares will not be required to be issued or delivered before (i) the listing or quotation of the Shares on any stock exchange or regulated over-the-counter market; and (ii) the completion of any registration or qualification of the Shares under any federal or state law, or any ruling or regulation of any government body which the Parent, in its sole discretion, determines to be necessary or advisable.

20.	EXPENSES

The expenses of administering the Plan will be borne by the Parent, provided that the Parent may, in its sole discretion, require any Employing Corporation to enter into any arrangement to reimburse the Parent for any costs borne by the Parent directly or indirectly in respect of the Employing Corporation’s officers or employees.

21.	RIGHTS OF PARTICIPANTS AND ELIGIBLE EMPLOYEES

Participation in the Plan is outside the terms of any contract of employment. Options under the Plan are not pensionable. The rights and obligations of a Participant under the terms and conditions of the Participant’s employment by any Participating Company will not be affected by the Participant’s participation in the Plan or any right the Participant may have to participate in the Plan. An eligible employee who participates under the Plan waives all and any rights to compensation or damages in consequence of the termination of the employee’s office or employment with a Participating Company for any reason whatsoever insofar as those rights arise or may arise from the employee ceasing to have rights under the Plan as a result of such termination or from the loss or diminution in value of such rights or expectation under the Plan in any circumstances.

22.	GOVERNING LAW

All rights and obligations under the Plan will be construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws.

APPENDIX 1

DEFINITIONS

Board	the board of directors for the time being of the Company or a duly constituted committee of the board;

Code	the U.S. Internal Revenue Code of 1986, as amended;

Company	BT Group plc, registered in England and Wales under no. 4190816;

Custodian	the independent custodian designated by the Parent to acquire Shares under the Plan as agent for the Participants;

Date of Grant	with respect to an Option, the date on which it is granted;

Discretionary Share Plan	any Employees’ Share Plan in which participation is solely at the discretion of the Board or the Company under the plan;

Effective Date	with respect to an Offer the date on which [options will be granted];

Employees’ Share Plan	has the meaning given to it in section 1166 of the Companies Act 2006;

Employee Stock Purchase Plan	an Employee Stock Purchase Plan under Section 423 of the Code;

Employing Corporation	a Participating Company that adopts the Plan with the consent of the Parent;

Fair Market Value	on any date, an amount equal to the closing price of a Share on the London Stock Exchange. If no reported sales take place on the applicable date, the fair market value will be determined based on the average of the high bid and low offer price of the Shares on that date, or if no such quotation is made on that date, on the next preceding day on which there were quotations, provided that the quotations were made within the ten (10) trading days preceding the applicable date;

Late Joiner	any employee who: (i) although eligible to participate, does not elect to participate within the period for initial enrolment determined by the Parent; or (ii) elected to participate within the initial enrolment period, withdrew from participation, and subsequently elected to recommence participation; or (iii) becomes eligible to participate in the Plan during the term of the Offer;

Maximum Percentage	the percentage of eligible compensation available for payroll deductions which will be specified by the Parent at the beginning of the term of any Offer, and which will not exceed 15%;

Offer	an offer to participate in the Plan made under Rule 5;

Option	an option to acquire Shares granted under the Plan;

Option Period	the period for any Offer determined by the Parent, in its sole discretion, before the commencement of the Offer which may be a month, a quarter, six months, or any other interval;

Option Price	the price at which Shares may be acquired under any Option granted under the Plan;

Parent	BT Group plc, registered in England and Wales under no. 4190816;

Participant	any eligible employee who has been granted an Option including, if relevant, the Participant’s personal representatives;

Participating Company	each corporation:

(a)

as to which the Parent, directly or indirectly through an unbroken chain of corporations, owns more than 50 per cent of the total combined voting power of all classes of stock issued by such corporation; and

(b)	which is designated by the Parent as a Participating Company for the purposes of the Plan;

Plan	the BT Group plc US Employee Stock Share Plan, as amended from time to time in accordance with the Rules;

Plan Period	the period starting on the date the Plan is approved by the Company in general meeting ending on the tenth anniversary of that date;

Rules	the rules of the Plan as amended from time to time;

Section 423	Section 423 of the Code;

Share	a fully paid ordinary share in the capital of the Parent;

Trading Day	any day on which Shares are traded on the London Stock Exchange; and

Variation	in relation to the equity share capital of the Company, a capitalisation issue, an offer or invitation made by way of rights, a subdivision, consolidation, reduction, demerger, or distribution in specie or any other variation in share capital.